EXHIBIT C
LETTER AGREEMENT
     This Agreement is entered into this 21 day of March, 2006 by and between “Thai Lee 2003 GRAT A” (“Lee”), with an address at : c/o Thai Lee, 2 Riverview Drive, Somerset, NJ 08873 and Alex Mashinsky (“Alex”) with an address at 510 Berkeley Square Memphis, TN 38120.
     Lee hereby agrees to lend to Alex $2,000,000 Dollars (the “Loan”), the proceeds of which will be used by Alex exclusively to acquire shares of common stock of Arbinet- theExchange, Inc. (“ARBX”). Such Loan shall be made by Lee to Alex from time to time promptly at Alex’s request and the purchase of ARBX shares will be at such time and prices as he determines.
     The Loan will be repayable no later than Dec 31, 2007, subject to earlier repayment from the sale of the ARBX shares which Alex acquires by use of the Loan proceeds (the “ARBX Shares”). All proceeds from the sale of the ARBX Shares shall be used to repay the Loan.
     In consideration for making the Loan hereunder, Lee will be entitled to receive 50% of the net gain realized by Alex, with respect to the ARBX Shares. Alex will provide Lee with documentation of the purchase price of the ARBX Shares promptly after he acquires them and will advise Lee of the sale proceeds after the sale of any ARBX Shares is consummated. The amount to the gain shall be determined after the ARBX Shares are sold. Lee will not share or will be responsible for any losses incurred by Alex with respect to the ARBX Shares.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

/s/ Alex Mashinsky

Alex Mashinsky

/s/Thai Lee

Thai Lee 2003 GRAT A Trustee